

SECU 07001564 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASHINGTON DC

SEC FILE NUMBER
8- 21937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dougherty & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Seventh Street, Suite 4300
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Sandberg (612) 376-4027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1400 Pillsbury Center (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle M. Sandberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dougherty & Company LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Leslie O. Roberts
Notary Public - Minnesota
My Commission Expires 01/31/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2006

Contents

0702-0806625

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors and Members
Dougherty & Company LLC

We have audited the accompanying statement of financial condition of Dougherty & Company LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 16, 2007

DOUGHERTY & COMPANY LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 135,780
Cash segregated for regulatory purposes (note 2)	50,000
Receivable from clearing firm	4,817,320
Receivable from affiliates (note 4)	44,743
Other receivables (note 4)	868,824
Securities owned, pledged to creditors (notes 3 & 8)	12,887,493
Furniture and equipment, net of $635,122 in accumulated depreciation	104,476
Prepaid expenses and other assets	384,138
Total Assets	$ 19,292,774

Liabilities and Members' Equity	
Liabilities:	
Securities sold, not yet purchased (notes 3 & 8)	$ 200,583
Payable to affiliate (note 4)	196,520
Accrued compensation and benefits	4,603,017
Accounts payable and other liabilities	626,297
	5,626,417
Commitments and contingencies (notes 5 and 8)	
Members' equity	13,666,357
Total Liabilities and Members' Equity	$ 19,292,774

See accompanying notes to statement of financial condition.

DOUGHERTY & COMPANY LLC

Notes to Statement of Financial Condition

(1) Organization and Summary of Significant Accounting Policies

Dougherty & Company LLC (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment advisor registered under applicable Minnesota law. The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States.

The Company is owned 90.77% by Dougherty Financial Group LLC (DFG) and 9.23% by three key executives of the Company. The Company's profits are allocated in accordance with the provisions of the Company's limited liability company agreement.

The Company clears customer and proprietary trades through another broker-dealer, Bear, Stearns Securities Corp. (Clearing Firm), on a fully-disclosed basis.

The following is a summary of significant accounting policies followed by the Company:

Securities Transactions

Securities owned and securities sold, not yet purchased, are valued at market value and are generally readily marketable. Market value is based on quoted market prices, dealer prices or amounts that approximate quoted prices for securities of comparable quality, maturity and interest rate.

The Company accounts for securities transactions on a trade date basis.

Depreciation

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line and accelerated methods over the estimated useful lives of three to seven years.

(continued)

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2006, approximate current fair value.

Income Taxes

The Company is organized as a partnership for tax purposes and is not subject to income taxes as a separate entity. The income or loss of the Company is reportable for tax purposes by each member based on their allocable share.

Use of Estimates

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounting Developments

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R ("SFAS 123(R)"), *Share-Based Payment*. SFAS 123(R), which is effective for non-public companies for the first fiscal year beginning after December 15, 2005, supersedes Accounting Principles Board Opinion No. 25 and amends Statement of Financial Accounting Standards No. 95, *Statement of Cash Flows*. SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas. The approach under SFAS 123(R) requires all share-based payments to employees, including grants of equity ownership units, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) also generally requires the immediate expensing of share-based payments granted to retirement eligible employees. SFAS 123(R) also requires expected forfeitures to be included in determining the expense related to share-based payments. The Company adopted the provisions of SFAS 123(R) on January 1, 2006 using the modified prospective application. SFAS 123(R) did not have a significant impact on the Company's statement of financial condition.

On September 15, 2006 the FASB issued FAS 157 on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has evaluated the impact of the adoption of SFAS 157 and does not believe the impact will be significant to the Company's overall financial position.

(2) Cash Segregated for Regulatory Purposes

At December 31, 2006, $50,000 was segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(continued)

DOUGHERTY & COMPANY LLC

Notes to Statement of Financial Condition

(3) Securities Owned and Securities Sold, Not Yet Purchased

The market values of securities owned and securities sold, not yet purchased as of December 31, 2006 are summarized as follows:

Owned:	
Municipal securities	$ 10,733,145
Corporate debt securities	1,204,055
Equity and other securities	946,324
U.S. government and government agency securities	3,969
Total	$ 12,887,493
Sold, not yet purchased:	
Equity securities	$ 194,845
Corporate debt securities	5,089
U.S. government and government agency securities	649
Total	$ 200,583

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

(4) Related Parties

At December 31, 2006, the Company had a non-interest bearing payable to DFG and other affiliates of $196.520 and non-interest bearing receivables from other affiliates totaling $44,743.

Included in other receivables at December 31, 2006, was $431,431 in interest and non-interest bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives.

On January 1, 2004, ownership was sold to key executives for $150,000 cash and $390,665 in notes receivable, which are reported as a reduction of equity. The notes receivable bear interest at a rate equal to LIBOR plus 2.00.

The Company has contracted with affiliates to provide certain administrative and professional services.

(continued)

(5) Commitments and Contingencies

The Company leases office space, primarily through DFG, under non-cancelable operating leases with expiration dates through 2016. Some leases have escalation clauses and renewal options. Future minimum rental commitments under non-cancelable operating leases are approximately as follows:

Years	Operating Leases
2007	$ 1,069,000
2008	1,056,000
2009	1,021,000
2010	1,010,000
2011	1,018,000
Thereafter	5,204,000
	$ 10,378,000

Included in these amounts are approximate minimum lease payments by the Company to DFG as follows: $1,001,000 in 2007, $1,010,000 in 2008, $1,010,000 in 2009, $1,010,000 in 2010, $1,018,000 in 2011 and $5,204,000 thereafter.

The Company promptly transmits all customer funds and securities to the Clearing Firm and is contingently liable for its customers' transactions and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2006, and have subsequently settled, had no material affect on the statement of financial condition.

The Company is a defendant in various actions, suits or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. Although the outcome of these matters is uncertain, based upon the facts that have been developed to date, the Company's management believes that the outcome will not have a material adverse effect on the financial condition of the Company.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At December 31, 2006, the Company had net capital of $9,768,611, which was $9,518,611 in excess of the minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Securities and Exchange Commission Uniform Net Capital Rule.

(continued)

(7) Retirement Plans

DFG has a 401(K) and profit sharing plan in which all eligible employees of the Company may participate.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its inventory. These transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

The Company does not believe that it has any significant concentrations of credit risk.


END